EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$2,661	$(4,364)	$3,468	$3,020	$2,922
Plus: Income Taxes	1,753	(2,476)	2,248	2,313	2,343
Fixed Charges	5,494	4,761	10,841	17,340	18,753
Earnings Available for Fixed Charges	9,908	(2,079)	16,557	22,673	24,018

Fixed Charges:
Interest Expense	5,225	4,454	10,438	16,934	18,331
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422
Total Fixed Charges	5,494	4,761	10,841	17,340	18,753

Ratio of Earnings to Fixed Charges	1.8	-0.4	1.5	1.3	1.3

Calculation of Rental Expense Equivalent to Interest
Rental Expense	806	921	1,209	1,217	1,265
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	269	307	403	406	422